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                                                                     EXHIBIT 9





[MULTICARE LOGO]


FOR IMMEDIATE RELEASE                       Contact:    Robert P. Borchert
                                                        Director
                                                        Corporate Communications
                                                        (201) 525-5932


MULTICARE TO BE ACQUIRED FOR $28 PER SHARE OR $1.41 BILLION

HACKENSACK, NJ, June 16, 1997 - The Multicare Companies, Inc. (NYSE: MUL) today announced that it has entered into a definitive agreement under which a company formed by Genesis Health Ventures, Inc., The Cypress Group and TPG Partners, will acquire Multicare for $28.00 per share in cash, resulting in a transaction value of $1.4 billion, including the assumption or repayment of approximately $360 million in debt.

Daniel E. Straus, President and Co-Chief Executive Officer, said: "We have clearly maximized shareholder value through this transaction and are very proud to have delivered exceptional returns to our stockholders. The very strong valuation paid in this transaction clearly confirms the quality of our assets and validates the success of our core operating and growth strategy."

Under the merger agreement, the acquirer will promptly commence a cash tender offer for all Multicare shares at $28.00 per share. The offer is subject to, among other things, the tender of a majority of the outstanding shares on a fully diluted basis, the acquirer's receipt of financing pursuant to its debt financing commitments, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all other regulatory approvals. Each party has also agreed to pay the other a "break-up" fee under certain circumstances. The cash offer to shareholders is to be followed by a merger in which each remaining share will be converted into the right to receive the cash price per share paid in the offer. The offer will be made only pursuant to definitive offering documents.

Founded in 1984, The Multicare Companies, Inc. is a leading provider of high quality, cost-effective long-term care and specialty medical services. Multicare owns, leases or manages 155 facilities with more than 16,000 beds in 11 states, and is the market share leader in New Jersey, Massachusetts and West Virginia. Multicare also owns and operates a number of ancillary health care businesses, including a significant institutional pharmacy operation servicing over 28,000 beds in eight locations. The Company's long-term care services include skilled nursing care, subacute care, assisted living, home






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health care and related support activities traditionally provided in long-term care facilities.

CERTAIN OF THE MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. ALTHOUGH MULTICARE BELIEVES THE ASSUMPTIONS ACCOMPANYING SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT EXPECTED RESULTS WILL OCCUR. FOR MORE SPECIFIC INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES, REFER TO MULTICARE'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996 AND OTHER PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


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